FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 22nd of February, 2005

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	February 22nd, 2005	By:	/s/ Etan Mogilner
Associate General Counsel

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Editorial Contacts for M-Systems:	Investor Contacts for M-Systems:
Bryan Sherlock / Kristine Hernandez (North America)	Jeff Corbin / Lee Roth
O`Leary and Partners Public Relations	KCSA Worldwide
bsherlock@olearypr.com/ khernandez@olearypr.com	jcorbin@kcsa.com / lroth@kcsa.com
Tel: 1-949-224-4035 / 1-949-224-4036	Tel: 1-212-896-1214 / 1209

Stephen Gaynor/Lindsey Brookes (Europe)
Harvard Public Relations
stephen.gaynor@harvard.co.uk / lindsey.brookes@harvard.co.uk
Tel: +44 (0) 20-8564-6323

Editorial Contacts for Memorex:
Jamie Ernst / Lisa Grau
Brodeur Worldwide
jernst@brodeur.com / lgrau@brodeur.com
Tel: 1-210-495-5757 / 1-760-635-8640

FOR IMMEDIATE RELEASE

M-Systems and Memorex Join Forces to Market Industry Leading USB Flash Drives

SUNNYVALE, Calif., and CERRITOS, Calif., Dec. 7, 2004 - M-Systems (Nasdaq:  FLSH), the leading developer of USB flash drive innovation, and Memorex Products, Inc., the market leader in digital media and media accessories, have joined forces to provide consumers with the latest USB flash drive storage solutions.  The relationship brings together M-Systems` flash innovation and intellectual property with Memorex`s legendary brand name and sales and marketing expertise, allowing Memorex to offer unique USB flash-based portable storage solutions to the market.

"We are pleased to enter into this partnership with Memorex and to once again be recognized for our renowned USB flash drive heritage," said Blaine Phelps, worldwide marketing manager for M-Systems` DiskOnKey®. "Consumers continually look to Memorex for the latest digital storage products and this partnership complements Memorex`s existing digital media and computer accessory offerings."

Memorex, known for its high-quality and consumer-friendly products, has led the digital portable storage market in the U.S. for five consecutive years. Memorex`s optical storage products range from the company`s popular line of music CD-Rs to their award-winning DVD recorders.  In the USB flash drive market; Memorex is rapidly solidifying its reputation as a provider of practical, high-quality products that are highly portable, ergonomically engineered, and very affordable.

"The USB flash drive market has grown in leaps and bounds in the past 12 months and it is expected to double in size next year," said Allen H. Gharapetian, vice president of marketing and product development at Memorex. "We are determined to reinforce our existing USB flash drive line-up with new and innovative products that are designed and developed jointly with M-Systems, to assume a leadership role in the market, and to offer our consumers highly reliable, powerful, and affordable solutions."

Memorex is currently marketing USB flash drives, in capacities ranging from 128MB to 2GB, through top retailers and distribution in U.S. and abroad.

About M-Systems` Smart DiskOnKey Platform

The Smart DiskOnKey platform offers unprecedented flexibility and ease-of-use to develop hardware specific applications along with the capabilities to implement software applications developed by third-party developers.  Combined with the award-winning DiskOnKey product line, the Smart DiskOnKey platform offers trusted quality, reliability, ease-of-use, extreme security, and the industry`s leading product warranty.

Is it live or is it Memorex?

Memorex Products, Inc. is the industry sales and marketing leader of digital media and media accessories.  Since the early 1970s, Memorex has been one of the most widely recognized and respected names in the consumer electronics industry.  Today, it is an influential brand in CD and DVD media, optical drives, USB flash drives and computer peripherals, such as keyboards and mice.  Memorex is headquartered in Cerritos, Calif.  For more information on Memorex Products, Inc. or its products, please call 562-653-2800, or visit the company`s Web site at www.memorex.com.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets. M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey product and the multimedia mobile handset market with its Mobile DiskOnChip® products. For more information, please contact M-Systems at www.m-systems.com

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Memorex and the Memorex logo are trademarks of Memorex International Inc.

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

NOTE:  This press release includes forward-looking statements as defined in the private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to, risks related to:  the effect of global economic conditions in general and conditions in each company`s industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in each company`s and its customers` inventory levels and in inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on each company`s and its customers` products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for each company`s and its customers` products; and other risk factors detailed in M-Systems` most recent annual report and/or in any of its other filings with the Securities and Exchange Commission.  All forward-looking statements included in this release are based upon information available to the company as of the date hereof.  Neither company assumes any obligation to update the Information in this release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to each company`s website above does not constitute incorporation of any of the information thereon into this press release.

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Editorial Contacts
Jeff Seedman / Lori Leavey	Investor Contacts for M-Systems:
O`Leary and Partners	Jeff Corbin / Lee Roth
jseedman@olearypr.com / lleavey@olearypr.com	KCSA Worldwide
slewis@olearypr.com / bsherlock@olearypr.com	jcorbin@kcsa.com / lroth@kcsa.com
Tel: +1 (949) 224-4031 / 4023	Tel: 1-212-896-1214 / 1209

FOR immediate release:

M-Systems Introduces New DiskOnChip® Product Line Featuring up to 8 Gigabits of Storage Capacity for Music and Video Handsets

Combining 70 and 90 Nanometer MLC NAND with Other Advanced Technologies, DiskOnChip H-Series Provides Abundant, Reliable, High-Performance Storage Capacity to Enable Mobile Entertainment at an Unmatched Cost Structure

SUNNYVALE, Calif., Dec. 8, 2004 - M-Systems (Nasdaq: FLSH) today introduced a new line of DiskOnChip® devices featuring capacities of 8 gigabits (1 gigabyte) and 4 gigabits (512 megabytes), targeting high-end music and video centric handsets.  Featuring M-Systems' advanced x2 technology that enables the implementation of multi-level cell (MLC) NAND flash silicon, the DiskOnChip H-series of products is based on 90 nanometer (nm) process MLC large block NAND flash, with products based on 70nm process planned for the end of 2005.

DiskOnChip H1, the first release of this new product line, provides a highly reliable and robust embedded memory solution to answer the growing demand for drastically increased storage capacity within the mobile industry's latest multimedia devices.  The unique combination of MLC NAND flash, x2 technology and M-Systems' TrueFFS flash file system, ideal for the management of MP3 and other multimedia files, results in a low-cost, minimally-sized flash disk that achieves extremely high levels of reliability, enhanced performance and very high capacity within a single chip.

"With 3G networks finally in service, we see an increase in streaming video and music content delivery services, such as iTunes®, introduced in the handset arena," said David Tolub, general manager of M-Systems' mobile division.  "For network operators to capitalize on this opportunity, they'll require handsets with much higher storage capacities than ever before.  The DiskOnChip H-series addresses this demand and, because it is an embedded solution, it provides the ability to control the re-distribution of downloaded content to protect the rights of operators and content owners."

"Some of the handsets on the market offer expandable memory slots, and we`re even seeing the integration of hard drives into some fringe mobile handset designs - all in an effort to increase storage capacity for a variety of multimedia files including music, photos and video," said Allen Nogee, principal analyst, InStat-MDR. "Based on solid state MLC NAND flash technology, DiskOnChip H-series delivers the capacity and performance required for multimedia with a fraction of the power and size penalty of micro drives.  In addition, with no moving parts, it can easily sustain falls and other shocks that handsets often experience and that would cause conventional spinning media to fail."

Features of M-Systems' DiskOnChip H-Series Product Line

Like other DiskOnChip products from M-Systems, the DiskOnChip H-series features a legacy NOR-compatible interface, allowing it to be used with any mobile chipset.  In comparison, even the most advanced mobile chipsets and software drivers do not yet support MLC NAND technology as well as large block NAND technology, restricting OEMs to more costly alternatives, such as conventional, small block binary NAND, removable media and hard drives.  Further cost benefits are derived from the efficient architecture of DiskOnChip H1, which includes a boot block that can replace expensive NOR flash alternatives.

Furthermore, compared to micro drives, DiskOnChip consumes up to 90 percent less power, is significantly more rugged and, at 12x18x1.4mm, is, at most, 12 percent of the size.

Technical highlights:

*   Technology: 90nm MLC NAND. 70nm expected by end 2005

*   High capacity:  4 gigabits (512 megabytes) and 8 gigabits (1 gigabyte)

*   Device cascade capacity: up to 16 gigabits (2 gigabytes) (increments up to two devices)

*   Small form factor:  233-ball FBGA 12 x 18 mm package

*   Interface:  NOR/SRAM compatible

*   Built-in eXecute In Place (XIP) Boot Block

*   Performance:  optimized for multimedia, 9 megabits per second write, 40 megabits per second sustained read (including software overhead)

*   Hardware protection and security enabling features

*   Unrivaled data integrity with a robust Error Detection Code/Error Correction Code (EDC/ECC) tailored for MLC NAND flash technology

*   Maximized flash endurance with TrueFFS® software support

*   Support for major mobile operating systems including:  Symbian OS, Windows Mobile, Palm OS, Nucleus, Linux

*   Compatible with all major CPUs and multimedia processors.

DiskOnChip H-Series Availability

The 4 gigabit (512 megabyte) DiskOnChip H1 based on 90 nanometer process MLC NAND will be available Q1 2005 with the 8 gigabit (1 gigabyte) model to follow in Q2 2005.  DiskOnChip H-series products based on 70 nanometer process MLC NAND are currently planned for Q4 2005.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its Mobile DiskOnChip® products.  For more information, please contact M-Systems at www.m-systems.com.

Note to Editors:  High-resolution photo images of M-Systems` products can be found on the Internet at www.m-systems.com/content/Corporate/Press/Photos.asp.

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All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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M-Systems Lays Cornerstone for Additional Kfar Saba Building

The Company, Growing Consistently for the Last Three Years and Now with 500 Employees, Anticipates Continued Growth in Coming Years

KFAR SABA, Israel, Dec. 28, 2004 - M-Systems (Nasdaq: FLSH) laid the cornerstone for an additional building in the Kfar Saba industrial zone today.  Continuing the trend of expansion and growth that the Company has experienced during the last three years, construction of this new building represents the next level in the Company's expectations for continued growth.  The company currently employs approximately 500 employees, of which 400 are in Israel.  In 2004 it recruited 150 employees, with recruitment expected to continue into the coming years.  The cornerstone ceremony took place in the presence of Deputy Prime Minister and Minister of Industry, Trade & Communications, Ehud Olmert.

Last month M-Systems inaugurated a new R&D center in Omer as part of its expansion in the Negev region.  The Omer center numbers 30 employees, and this figure is expected to grow to 50 by the end of 2005.

Dov Moran, M-Systems' president and CEO, said, "I am extremely proud of the fact that we are a global company headquartered in Israel.  The Company's mission statement comprises four key values:  people, which is first and foremost, then excellence, innovation and determination.  We are proud that we have been able to implement our plans for growth, an indication of which is the fact that we have doubled our work force over the last two years.  The year now coming to an end was marked by the 15th anniversary of the establishment of the company, and we look forward with great anticipation to the future."

In the coming years, M-Systems intends to recruit employees from a variety of disciplines and at different levels of management:  from R&D, engineers, quality assurance to marketing, sales and finance.

About M-Systems

M-Systems designs, develops and markets innovative flash data storage solutions for digital consumer electronics markets.  M-Systems primarily targets two fast-growing digital consumer electronics markets: the USB (universal serial bus) flash drive market with its DiskOnKey® product and the multimedia mobile handset market with its Mobile DiskOnChip® products.  For more information, please contact M-Systems at www.m-systems.com.

Note to Editors:  High-resolution photo images of M-Systems` products can be found on the Internet at www.m-systems.com/content/Corporate/Press/Photos.asp.

###

All company and product names mentioned may be trademarks or registered trademarks of their respective holders and are used for identification purposes only.

This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to:  the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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